As filed with the Securities and Exchange Commission on March 13, 2001
                                File No. 70-9735

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       -----------------------------------

                        POST-EFFECTIVE AMENDMENT NO. 3 TO
                                    Form U-1
                           Application or Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935

                       -----------------------------------

                           Alliant Energy Corporation
                        Wisconsin Power and Light Company
                   South Beloit Water, Gas & Electric Company
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                        American Transmission Company LLC
                             c/o ATC Management Inc.
                          N16 W23217 Stone Ridge Drive
                            Waukesha, Wisconsin 53187

                               ATC Management Inc.
                      c/o Wisconsin Electric Power Company
                          N16 W23217 Stone Ridge Drive
                            Waukesha, Wisconsin 53187

           (Names of companies filing this statement and addresses of principal executive offices)
                      ------------------------------------

                           ALLIANT ENERGY CORPORATION
                 (Name of top registered holding company parent)

                      ------------------------------------

                   Edward M. Gleason, Vice President-Treasurer
                             And Corporate Secretary
                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703
                     (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

     Barbara J. Swan, General Counsel        Joanne C. Rutkowski
     Alliant Energy Corporation              LeBoeuf, Lamb, Greene & MacRae
     222 West Washington Avenue              1875 Connecticut Avenue, N.W.
     Madison, Wisconsin 53703                Washington, D.C. 20009-5728

     Walter T. Woelfle, Vice President,      William T. Baker, Jr.
     Legal and Secretary                     Thelen Reid & Priest LLP
     ATC Management Inc.                     40 West 57th Street
     N16 W23217 Stone Ridge Drive            New York, New York 10019
     Waukesha, Wisconsin 53187

     This Post-Effective Amendment No. 3 to File 70- 9735 amends and restates Post-Effective Amendments Nos. 1 and 2 by adding the following material.

     Alliant Energy Corporation ("Alliant Energy"), a registered holding company, its utility subsidiary, Wisconsin Power and Light Company ("WPL"), WPL's utility subsidiary, South Beloit Water, Gas & Electric Company ("South Beloit," and, together with Alliant Energy and WPL, the "Alliant Energy Applicants"), American Transmission Company LLC ("Transco"), a Wisconsin limited liability company, and ATC Management Inc., a Wisconsin corporation ("Corporate Manager," and, together with Transco, the "Transco Applicants," and together with Alliant Energy, WPL, South Beloit and Transco, "Applicants"), previously filed an application-declaration ("Original Application") with the Securities and Exchange Commission ("Commission") under sections 6(a), 7, 9(a), 10, 12 and 13(b) of the Public Utility Holding Company Act, as amended, ("Act") and Rules 42, 43, 44, 54, 90 and 91. The Alliant Energy Applicants have principal executive offices located in Madison, Wisconsin and the Transco Applicants have principal executive offices in Waukesha, Wisconsin. The Commission granted the requested authority, subject to certain reservations of jurisdiction, in Holding Company Act Release No. 27331 (December 29, 2000) ("Order").

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS

     In the Original Application, Applicants sought various grants of authority, including authority to incur short-term debt under a credit agreement between Transco and Bank One, N.A., as agent ("Credit Facility") and through the sale of commercial paper. Borrowings under the Credit Facility were limited to $125 million. Transco was also authorized to incur long-term debt consisting of debentures, bank borrowing and other forms of long-term financing. The total amount of short-term and long-term debt outstanding was limited to $400 million. Applicants requested authority to use the proceeds from these financings for "general corporate purposes, including working capital requirements, and to fund construction spending to undertake large scale capital improvements to the Wisconsin transmission system necessary to maintain reliability." Applicants are not seeking a variance in the amount or terms of financings authorized in the Order. Rather, Applicants are requesting that the Commission expressly authorize them to use the proceeds from the issuance of the securities authorized in the Order to engage in the transactions set forth in Section 3.10 of the Operating Agreement of American Transmission Company LLC (Operating Agreement); this requested use of security proceeds is in addition to (and not in lieu of) the uses of proceeds already authorized in the Order.

     Section 3.10 of the Operating Agreement (filed as Exhibit A-2 to the Original Application) provides that:

     (a) The Company shall use its best efforts to issue, within 90 days following the Operations Date, long-term debt in an amount equal to approximately 50% of its total initial capitalization.

     (b) The net proceeds of such financing shall be distributed to the Members that contributed Transmission Assets in accordance with their respective Percentage Interests, exclusive of the Percentage Interests held by Members that did not contribute Transmission Assets, and the Corporate Manager shall revise Schedule A to reflect such distribution. Members Units redeemed shall be valued at the initial value, as set forth in the definition of Member Unit.1

     As contemplated by this provision, Applicants intend to use the proceeds from the issuance of the securities authorized in the Order to redeem Member Units from certain Members as described in Section 3.10 of the Operating Agreement.

     Applicants do not assert or concur that the Membership Units, which are recorded in book form, are securities but are submitting this post-effective amendment in the event that the Commission finds that the proposed transaction requires approval under the Act. The redemption contemplated in the Operating Agreement will bring the Percentage Interests of all Members to the level allowed by Wisconsin Statutes ss. 196.485(5)(b)4, and bring Transco's common equity ratio to approximately 50%, which is more congruent with industry standards than its current 100% ratio.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES

     Applicants expect to incur approximately $50,000 in fees and commissions related to the redemption of Member Units as proposed in this post-effective amendment.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

     Sections 6(a), 7, 9(a), 10, 12 and 13(b) of Act and Rules 42, 43, 44, 54,
90 and 91 thereunder were applicable to the Original Application. Section 12(c) and (d) and Rules 43 and 44 of the Act apply to this post-effective amendment.

     Section 12(c) makes it unlawful for "any registered holding company or any subsidiary company thereof, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, to declare to pay any dividend on any security of such company or to acquire, retire, or redeem any security of such
                                                   ------
company in contravention of such rules and regulations or orders." (Emphasis added.) Transco is currently a subsidiary of Alliant Energy, a registered holding company, and accordingly Applicants seek the Commission's authority for the proposed redemption of Member Units.

     Similarly, as subsidiaries of a registered holding company, WPL and South Beloit can not undertake to sell their Member Units to Transco until the Commission permits their declaration under Section 12(d) and Rules 43 and 44, which govern sales of securities between registered holding company affiliates, to become effective. Accordingly Applicants request authority for WPL and South Beloit to enter into the transactions proposed in this application-declaration, as amended.


------------------------
1    All capitalized terms used in this post-effective amendment and not defined herein have the same definition as in the Operating Agreement.

ITEM 4.   REGULATORY APPROVALS

     Transco submitted an application, which is included in Exhibit D-1, to the Federal Energy Regulatory Commission ("FERC") under Section 204 of the Federal Power Act and received an order on March 2, 2001 granting the requested authority which is attached as Exhibit D-2.

ITEM 5.   PROCEDURE

     It is requested that the Commission issue and publish no later than February 9, 2001 such notice specifying February 28, 2001 as the date by which comments may be entered and the date on which an order granting and permitting this post-effective amendment to become effective may be entered by the Commission and that the Commission enter not later than March 1, 2001, an appropriate order granting and permitting this Application-Declaration to become effective.

     The Applicants respectfully request that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

a)   EXHIBITS

      Exhibit No.                    Description of Exhibit
      ----------                     ----------------------

          D-1 Application to the Federal Energy Regulatory Commission (Filed on Form SE)

          D-2       Order of the Federal Energy Regulatory Commission

          F-1       Opinion of Counsel of Barbara J. Swan

          F-2       Opinion of Counsel of Walter T. Woelfle

          F-3       "Past Tense" Opinion of Counsel (to be filed by amendment).

          H-1       Proposed Form of Notice (previously filed).

B)   FINANCIAL STATEMENTS

No.                       Description of Financial Statement
---                       ----------------------------------

1.1 Consolidated Balance Sheet and Statement of Income of Alliant Energy and WPL as of and for the three and nine months ended September 30, 2000 (incorporated by reference to the combined Form 10-Q filed by Alliant Energy, IES Utilities, Inc. and WPL, filed November 13, 2000, SEC File No. 1-9894).

1.2 Consolidated Balance Sheet and Statement of Income of Alliant Energy and WPL as of and for the year ended December 31, 1999 (incorporated by reference to the combined Form 10-K filed by Alliant Energy, IES Utilities, Inc. and WPL, filed March 29, 2000, SEC File No. 1-9894).

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this Application-Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:  March 13, 2001

                                        ALLIANT ENERGY CORPORATION
                                        WISCONSIN POWER AND LIGHT COMPANY
                                        SOUTH BELOIT WATER, GAS & ELECTRIC
                                        COMPANY

                                        By:  /s/ Edward M. Gleason
                                           ------------------------------------
                                           Name:  Edward M. Gleason
                                           Title: Vice President-Treasurer
                                                  and Corporate Secretary


                                        AMERICAN TRANSMISSION COMPANY LLC
                                        By: ATC Management Inc., Its Manager

                                        By: /s/ Walter T. Woelfle
                                           ------------------------------------
                                           Name:  Walter T. Woelfle
                                           Title: Vice President, Legal and
                                                  Secretary


                                        ATC MANAGEMENT INC.
                                        By: /s/ Walter T. Woelfle
                                           ------------------------------------
                                           Name:  Walter T. Woelfle
                                           Title: Vice President, Legal and
                                                  Secretary